82-2142

RLS Admin/Letters/2004/0017

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

invensys

04010444

3 March 2004

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning Major Interests in Shares.

Yours faithfully,

PROCESSED
MAR 11 2004
THOMSON FINANCIAL

John R W Clayton
Company Secretary

Copy to: Mr. S. Ahmad
Mr. M. Downing

3/10

SEC MAIL PROCESSING
RECEIVED
MAR 09 2004
WASH, D.C. 155 SECTION

"emailalert@hemscott.co.uk" <emailalert
03/03/2004 10:27

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Holding(s) in Company

This Email News Alert service is brought to you by Invensys

RNS Number:0770W
Invensys PLC
03 March 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it

is a holding of that person's spouse or children under the age of 18

Notice is given by the shareholder named in 2 above through the legal entities listed in 4 below together with a breakdown between registered holders.

4)Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Legal Entity	Holding	Percentage Held
Barclays Global Investors, N.A.	44,947,825	1.2843
Barclays Global Investors Ltd	56,754,546	1.6217
Barclays Private Bank Ltd	29,700	0.0008
Barclays Life Assurance Co Ltd	6,369,263	0.1820
Barclays Private Bank and Trust Ltd	6,514	0.0002
Barclays Global Investors Japan Trust & Banking Co Ltd	4,448,169	0.1271

0.0003	Barclays Private Bank and Trust Ltd	9,407	
0.0079	Gerrard Ltd	276,930	
0.0310	Barclays Global Investors Australia Ltd	1,083,421	
0.0518	Barclays Global Investors Japan Ltd	1,811,421	
0.0014	Barclays Bank Trust Company Ltd	47,778	
0.1879	Barclays Global Fund Advisors	6,575,733	
3.4964	Group Holding	122,360,707	

Registered Holder	Account Designation	Holding
ACEEQTTTL-501577191-BT GLOBENE	ACEEOTTT	278,338
ADIAMWTTL-15258-CHASE MANHATTA	ADIAMWTT	44,469
ALEXITTTL-28166-CHASE NOMINEES	ALEXITTT	18,063,976
ALMIXFTTL-18408-CHASE MANHATTA	ALMIXFTT	725,112
AP1FNDTTL-6003111113-CITIBANK	AP1FNDTT	609,712
AP2HDGEUQ-224106619-SVENSKA HA	AP2HDGEU	458,682
AXATRKTTL-845315-MIDLAND BANK	AXATRKTT	105,915
B2350FTTL-19499-CHASE MANHATTA	B2350FTT	611,425
Bank of Ireland	BNX009IE	1,565,052
Barclays Noms Monument R97		82,182
Barclays Trust Co & Others		19,728
BARCLAYS TRUST CO AS EXEC/ADM		544
Barclays Trust Co DMC69		25,718
Barclays Trust Co E99		1,022
Barclays Trust Co R69		766
Barclayshare Nominees Limited		1,733
BARCLAYSHARE NOMINEES LTD		323
BBTSPFTTL-BOT12-NORTHERN TRUST	BBTSPFTT	415,759
BDFORDTTL-BCP01-NORTHERN TRUST	BDFORDTT	344,964
BEUREQTTL-N3B2-STATE STREET	BEUREOTT	150,447

BLEQFDUKQ-16331-CHASE MANHATTA	BLEOFDUK	1,502,634
BLEQPTUKQ-16341-CHASE MANHATTA	BLEOPTUK	3,798,535
BLFEDRTTL-28269-CHASE NOMINEES	BLFEDRTT	746,372
BLFEPDUKQ-28270-CHASE NOMINEES	BLFEPDUK	1,753,197
BLINTNUKQ-16338-CHASE NOMINEES	BLINTNUK	397,777
BLINTPUKQ-16342-CHASE MANHATTA	BLINTPUK	670,317
BLUKINTTL - 16400 - CHASE MANHATTA	BLUKINTT	53,137,515
BUCAPTUKQ - 19503 - CHASE MANHATTA	BUCAPTUK	715,559
BUFIVE350 - 19508 - CHASE MANHATTA	BUFIVE35	5,313,057
BUGENRTTL - 19507 - CHASE MANHATTA	BUGENRTT	1,837,257
BUINCM350 - 19505 - CHASE MANHATTA	BUINCM35	1,289,007
BUINCMTTL - 19505 - CHASE MANHATTA	BUINCMTT	827,428
BUTRSFTTL - 19512 - CHASE MANHATTA	BUTRSFTT	201,168
BZIGBPTTL - 1472368 - BANK OF IREL	RZIGBPTT	2,534,805
CHATRKTTL - 16376 - CHASE MANHATTA	CHATRKTT	2,891,919
CHRSTHUKX - 16621 - CHASE MANHATTA	CHRSTHUK	120,210
Clydesdale Nominees HGB0125	00693579	5,644
Clydesdale Nominees HGB0125	00693587	3,763
ESBSUPTTL - 218311 - BANK OF NEW Y	ESBSUPTT	206,981
INDIGOTTL - 19198 - CHASE MANHATTA	INDIGOTT	71,233
INVESTORS BANK AND TRUST CO.	428169	532,968
INVESTORS BANK AND TRUST CO.	500227	26,968,190
INVESTORS BANK AND TRUST CO.	502872	8,517,331
INVESTORS BANK AND TRUST CO.	508068	1,438,093
INVESTORS BANK AND TRUST CO.	552942	273,055
INVESTORS BANK AND TRUST CO.	555879	81,722
INVESTORS BANK AND TRUST CO.	573039	824,063
INVESTORS BANK AND TRUST CO.	583293	4,984,403
INVESTORS BANK AND TRUST CO.	585439	81,499
INVESTORS BANK AND TRUST CO.	601744	81,209
INVESTORS BANK AND TRUST CO.	911140	152,577
JPMORGAN CHASE BANK	555465	1,083,421
JPMORGAN CHASE BANK	599123	165,829

JPMorgan Chase Bank	BTC034IE	46,286
JPMorgan Chase Bank	BTC045IE	652,586
JPMorgan Chase Bank	BTGF01IE	437,794
JPMorgan Chase Bank	BTGF04IE	299,145
JPMorgan Chase Bank	BTGF05IE	407,305
JPMorgan Chase Bank	BTK001IE	437,615
JPMorgan Chase Bank	BTS004IE	394,519
JPMorgan Chase Bank	BTS011IE	141,606
JPMorgan Chase Bank	BTS024IE	33,979
JPMorgan Chase Bank	BTS028IE	1,597,334
MARKIPTTL - 814537 - MIDLAND BANK	MARKIPTT	486,924
MARKUKTTL - 814574 - MIDLAND BANK	MARKUKTT	459,824
Mellon Trust - Boston	591668	1,999,331
Mitsubishi Trust International	BNN018IE	34,265
Mitsubishi Trust International	BNN024IE	8,874
Mitsubishi Trust International	BNN033IE	37,843
MULTEQTTL - N3YL - STATE STREET	MULTEOTT	121,818
PFSEURTTL - 370607.S1 -UBS	PFSEURTT	200,992
PGEURUTTL - 6830001188 - CITIBANK	PGEURUTT	58,805
PGWRLUTTL - 6830001189 - CITIBANK	PGWRLUTT	55,812
POSTCATTL - 685622 - ROYAL BANK OF	POSTCATT	214,679
POWYSFTTL - 16649 - CHASE MANHATTA	POWYSFTT	226,151
PPPMEDUKQ - 8002238 - DEUTSCHE BAN	PPPMEDUK	805,094
R C Greig Nominees Limited a/c	BL1	51,584
RC Greig Nominees Limited GP1	GP1	187,645
R C Greig Nominees Limited SA1	SA1	37,701
SCPTRNTTL-hkdu-STATE STREET	SCPTRNTT	340,687
SGOEURTTL-NE5WO-STATE STREET N	SGOEURTT	211,782
SGOMANTTL-HKNA-STATE STREET	SGOMANTT	116,621
SIWESTTTL-8002041-DEUTSCHE BAN	SIWESTTT	101,567
SMLENTEUR-16268-CHASE MANHATTA	SMLENTEU	14,881
State Street	BNX012IE	120,736

STATE STREET BANK & TRUST - US	713101	5,423,288
STHWRKUKQ-16669-CHASE MANHATTA	STHWRKUK	397,564
Sumitomo TB	BNN029IE	23,017
Sumitomo TB	BNN031IE	9,707
Sumitomo TB	BNN036IE	11,927
Swan Nominees Limited		5,565
Swan Nominees Limited		949
TORFAEUKQ-003002-MELLON NOMINE	TORFAEUK	540,019
TRIBUNTTL-18243-CHASE MANHATTA	TRIBUNTT	735,049
UNLVERUKQ-USF06-NORTHERN TRUST	UNLVERUK	1,258,411
WELLCOTTL-JD12-STATE STREET	WELLCOTT	2,770,096
WINUKPTTL-6010640794-VIDACOS N	WINUKPTT	1,521,385
ZEBAN NOMINEES LIMITED		29,700
ZEBAN NOMINEES LIMITED		119,176
	Group Holding	169,902,243

ALMIXFTTL-18408-CHASE MANHATTA	ALMIXFTT	725,112
Bank of Ireland	BNX009IE	1,565,052
Barclays Trust Co & Others		19,728
BARCLAYS TRUST CO AS EXEC/ADM		544
Barclays Trust Co DMC69		25,718
Barclays Trust Co E99		1,022
Barclays Trust Co R69		766
BLEQFDUKQ-16331-CHASE MANHATTA	BLEOFDUK	1,502,634
BLEQPTUKQ-16341-CHASE MANHATTA	BLEOPTUK	3,798,535
BLINTNUKQ-16338-CHASE NOMINEES	BLINTNUK	397,777
BLINTPUKQ-16342-CHASE MANHATTA	BLINTPUK	670,317
BLUKINTTL-16400-CHASE MANHATTA	BLUKINTT	53,137,515
CHATRKTTL-16376-CHASE MANHATTA	CHATRKTT	2,891,919
Clydesdale Nominees HGB0125	00693579	5,644
Clydesdale Nominees HGB0125	00693587	3,763
INVESTORS BANK AND TRUST CO.	428169	532,968
INVESTORS BANK AND TRUST CO.	500227	26,968,190

INVESTORS BANK AND TRUST CO.	502872	8,517,331
INVESTORS BANK AND RUST CO.	508068	1,438,093
INVESTORS BANK AND TRUST CO.	552942	273,055
INVESTORS BANK AND TRUST CO.	555879	81,722
INVESTORS BANK AND TRUST CO.	573039	824,063
INVESTORS BANK AND TRUST CO.	583293	4,984,403
INVESTORS BANK AND TRUST CO.	585439	81,499
INVESTORS BANK AND TRUST CO.	601744	81,209
INVESTORS BANK AND TRUST CO.	911140	152,577
JPMORGAN CHASE BANK	555465	1,083,421
JPMORGAN CHASE BANK	599123	165,829
JPMorgan Chase Bank	BTC034IE	46,286
JPMorgan Chase Bank	BTC045IE	652,586
JPMorgan Chase Bank	BTGF01IE	437,794
JPMorgan Chase Bank	BTGF04IE	299,145
JPMorgan Chase Bank	BTGF05IE	407,305
JPMorgan Chase Bank	BTK001IE	437,615
JPMorgan Chase Bank	BTS004IE	394,519
JPMorgan Chase Bank	BTS011IE	141,606
JPMorgan Chase Bank	BTS024IE	33,979
JPMorgan Chase Bank	BTS028IE	1,597,334
Mellon Trust - Boston	591668	1,999,331
Mitsubishi Trust International	BNN018IE	34,265
Mitsubishi Trust International	BNN024IE	8,874
Mitsubishi Trust International	BNN033IE	37,843
R C Greig Nominees Limited a/c	BL1	51,584
R C Greig Nominees Limited GP1	GP1	187,645
R C Greig Nominees Limited SA1	SA1	27,701
State Street	BNX012IE	120,736
STATE STREET BANK & TRUST - US	713101	5,423,288
Sumitomo TB	BNN029IE	23,017
Sumitomo TB	BNN031IE	9,707
Sumitomo TB	BNN036IE	11,927

Swan Nominees Limited		5,565
Swan Nominees Limited		949
ZEBAN NOMINEES LIMITED		29,700
	Total	122,360,707

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 25p each

10) Date of transaction

27 February 2004

11) Date company informed

2 March 2004

12) Total holding following this notification

122,360,707

13) Total percentage holding of issued class following this notification

3.50%

14) Any additional information

15) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Director - Group Marketing and Communications 020 78213539

16) Name of company official responsible for making this notification

Jaime Tham, Assistant Secretary

Date of notification: 3 March 2004

END

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invensys

RLS Admin/Letters/2004/0016

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

3 March 2004

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning EGM Statement.

Yours faithfully,

John R W Clayton
Company Secretary

Copy to: Mr. S. Ahmad
Mr. M. Downing

"emailalert@hemscott.co.uk" <emailalert
02/03/2004 14:57

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - EGM Statement

This Email News Alert service is brought to you by Invensys

RNS Number:0360W
Invensys PLC
02 March 2004

2 March 2004

NEWS RELEASE

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, FRANCE, THE NETHERLANDS, JAPAN, NEW ZEALAND OR THE REPUBLIC OF SOUTH AFRICA

Results of EGM

The board of Invensys plc ("Invensys") announces that the resolutions which were set out in the notice of the Extraordinary General Meeting included in the prospectus issued by Invensys in relation to the placing and open offer, dated 5 February 2004 (the "Prospectus") were duly passed at the Extraordinary General Meeting held earlier today with a greater than 99% vote in favour for each resolution(1).

The new ordinary shares to be issued pursuant to the placing and open offer will be credited as fully paid and will rank pari passu with the new ordinary shares arising on the share capital subdivision (as described in the Prospectus).

The placing and open offer remains conditional upon, inter alia, (i) all conditions to the issue of the senior notes (the "Senior Notes") (or the bridge facility to be entered into in the event that the Senior Notes are not issued) and the new credit facilities having been satisfied or waived, subject only to Admission (as defined below), and (ii) admission of the new ordinary shares issued pursuant to the placing and open offer to the Official List of the UK Listing Authority and to trading on London Stock Exchange plc's market for listed securities ("Admission"). Application has been made to the UK Listing Authority and to London Stock Exchange plc for Admission and it is expected that Admission will become effective and dealings will commence at 8.00am on 5 March 2004.

Copies of the resolutions have been submitted to the UK Listing Authority and will shortly be available for inspection at the Document Viewing Facility of the

Financial Services Authority, 25 The North Colonnade, London E14 5HS.

Commenting on the outcome, Rick Haythornthwaite, Chief Executive of Invensys, said:

"This morning's EGM signals the successful completion of the last major step toward the £2.7 billion refinancing plan announced last month. The support received from the equity and bond markets - and most importantly, from customers - further convinces me that Invensys has a strong future.

"For the first time since its creation, Invensys will have a solid financial base and the opportunity to manage our businesses from a position of strength. Also for the first time in my tenure, our businesses now have the opportunity of benefiting from improving markets.

"The refinancing will enable us to accelerate our plans for operational improvement, to invest for revenue generation and to capitalise on the opportunities presented by recovering markets."

Note:
(1) Results of the Extraordinary General Meeting held on 2 March 2004

Resolutions	FOR No. of votes	%	AGAINST No. of votes	%	TOTAL No. of votes
Resolution 1 (Share Capital Subdivision)	1,874,512,020	99.60	7,492,457	0.40	1,882,004,477
Resolution 2 (Share Allotment Authority)	1,867,712,712	99.24	14,312,850	0.76	1,882,025,562
Resolution 3 (Allotment of Shares for Cash Authority)	1,867,483,668	99.23	14,521,738	0.77	1,882,005,406

Contact:
Invensys plc
Victoria Scarth / Mike Davies +44 (0) 20 7821 2121

Cazenove
Nick Wiles / Edmund Byers / Graham Bird +44 (0) 20 7588 2828

Deutsche Bank
Carl Tack / David Bugge / Charles Foreman +44 (0) 20 7545 8000

Morgan Stanley
Simon Robey / Philip Apostolides / Simon Smith +44 (0) 20 7425 5000

Cazenove & Co. Ltd ("Cazenove"), Morgan Stanley & Co. International Limited ("Morgan Stanley") and Tricorn Partners LLP ("Tricorn Partners") are acting as joint financial advisers to the placing and open offer and the share

capital
subdivision (as described in the Prospectus). Cazenove, Deutsche Bank AG London
("Deutsche Bank") and Morgan Stanley are acting as joint sponsors to the placing
and open offer and the share capital subdivision and acted as joint bookrunners
to the placing and open offer. Deutsche Bank is acting as sole underwriter and
bookrunner of the new credit facilities and the issue of the Senior Notes.

Cazenove, Deutsche Bank, Morgan Stanley and Tricorn Partners are acting for Invensys and no one else in connection with the placing and open offer and the
share capital subdivision and will not be responsible to anyone other than Invensys for providing the protections offered to clients of Cazenove, Deutsche
Bank, Morgan Stanley or Tricorn Partners, as the case may be, nor for giving
advice in relation to the placing and open offer or the share capital subdivision or any other matter referred to herein.

This announcement shall not constitute or form any part of any offer or invitation to subscribe for, underwrite or otherwise acquire, or any solicitation of any offer to purchase or subscribe for, securities in the United
States or any other jurisdiction. The distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons into whose
possession this announcement comes should inform themselves about and observe
any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdictions.

None of the securities referred to herein (including the new ordinary shares)
have been, or will be, registered under the US Securities Act of 1933, as amended, or under the securities laws of any state in the United States or under
the applicable securities laws of Australia, Canada, France, The Netherlands,
Japan, New Zealand or the Republic of South Africa (the "Excluded Territories").
Subject to certain exceptions, such securities may not be offered or sold in the
United States or in any Excluded Territory, or to the benefit of any national,
resident or citizen of the United States or any Excluded Territory.

Stabilisation / FSA
END

END
EGMZLLFBZXBXBBX